SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 6)

J. ALEXANDER’S CORPORATION

(Name of Subject Company)

J. ALEXANDER’S CORPORATION

(Name of Person Filing Statement)

Common Stock (par value $.05 per share) with associated Series A

Junior Preferred Stock Purchase Rights

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

R. Gregory Lewis

3401 West End Avenue, Suite 260

P.O. Box 24300

Nashville, Tennessee 37202

(615) 269-1900

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

F. Mitchell Walker, Jr., Esq.

Lori B. Morgan, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), on August 6, 2012, and amended on August 7, 2012, August 13, 2012, August 20, 2012, August 23, 2012, and August 27, 2012 (which, together with this Amendment No. 6 and any subsequent amendments or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc. (“Parent”), a Delaware corporation, pursuant to which Merger Sub has offered to purchase all of the outstanding shares of J. Alexander’s common stock at a price of $13.00 per share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Merger Sub with the Commission on August 6, 2012, and amended on August 23, 2012. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 6 is being filed to reflect certain additional information as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the last two paragraphs under the subheading “–Background of the Offer and the Merger” and replacing them with the following:

During the week of August 27, 2012, the Company and its advisers engaged in discussions and negotiations with Party F and its advisors concerning its proposal to acquire all of the outstanding shares of Company Common Stock at $14.25 per share in the form of a two-step tender offer and merger transaction. Negotiations between the parties focused on a form of merger agreement and a form of a limited guaranty by Party F with respect to the payment of consideration to the Company’s shareholders under the acquisition proposal. The parties also discussed revised terms of financing commitment letters and clarified the sources and uses of funds required to consummate the proposed tender offer which would consist of approximately 50% in cash provided by Party F and 50% in borrowed funds under a senior secured credit facility guaranteed by Party F.

On August 28, 2012, the Company received a letter from Party G stating that if Party G’s offer was not declared by the Board to be a superior proposal by 12:00 p.m., central time on August 30, 2012, that its proposal would be reduced to $13.75 per share and that the proposed break-up fee under its proposal would be increased significantly.

On August 29, 2012, the Board held a meeting to discuss the current proposals from Party G and Party F. After consideration of the terms and conditions of Party G’s proposal, the Board determined that, based on the fact that certain terms of Party G’s proposal had not been resolved as requested by the Board in a manner favorable to the Company and its shareholders, and in light of the current proposal from Party F, as of August 29, 2012, Party G’s acquisition proposal did not constitute a superior proposal.

At the same meeting, the Board considered Party F’s acquisition proposal and, with the parties having reached agreement on the material terms of Party F’s proposal, discussed with its advisors the terms of Party F’s proposal, including a form of definitive merger agreement, a form of limited guaranty by Party F and financing commitment letters. The Board also considered and discussed with its advisors such other matters that it deemed appropriate to enable the Board to fully evaluate Party F’s proposal, including the fact that a substantial portion of the consideration under Party F’s proposal would be funded by Party F’s available cash and that Party F’s acquisition proposal was expected to be a firm binding offer with respect to Party F once the proposed transaction documents were finalized and delivered. Thereafter, following additional discussions with Bass, Berry and Cary Street Partners, the Board unanimously determined that Party F’s acquisition proposal to acquire all of the outstanding shares of Company Common Stock at $14.25 per share in the form of a two-step tender offer and merger transaction on the terms considered by the Board constituted a “superior proposal” as such term is defined in the Restated Merger Agreement, subject only to the delivery of completed transaction documents. The Board then authorized the Company’s management and its advisors to complete negotiations with Party F on the current terms and, upon receipt of Party F’s completed acquisition proposal, to notify Fidelity of the Board’s determination with respect to Party F’s proposal.

On August 30, 2012, Party F delivered to the Company a finalized acquisition proposal that included executed documents, the execution and delivery of which had been authorized by each of the individuals or corporate entities that delivered them. The executed documents included a definitive merger agreement executed by certain affiliates of Party F, a limited guaranty executed by Party F, fully executed bank commitment letters in favor of Party F and its affiliates, and a letter from Party F reaffirming its firm bid to acquire all of the outstanding shares of Company Common Stock at $14.25 per share in the form of a two-step tender offer and merger transaction on the terms of the negotiated transaction documents.

The Company then gave written notice (the “Notice”) to Fidelity of the Company’s receipt of Party F’s authorized and executed acquisition proposal, the Board’s determination that Party F’s proposal constitutes a “superior proposal” as such term is defined in the Restated Merger Agreement, and that the Notice was intended to constitute a “notice of superior proposal” as such term is defined in the Restated Merger Agreement. Pursuant to the terms of the Restated Merger Agreement, the Company is required to, if requested by Fidelity, negotiate in good faith with Fidelity and its advisors for a period of five business days following a “notice of superior proposal” with respect to any proposed amendments to the terms and conditions of the Restated Merger Agreement such that Party F’s proposal would no longer be considered a superior proposal.

On August 30, 2012, upon receipt of the Company’s Notice, Fidelity indicated orally and on a preliminary basis to the Company that it would consider matching the price offered by Party F, but only if the Company agreed to a substantial increase in the current $2.16 million break-up fee under the Restated Merger Agreement based, in part, on the certainty and time to closing advantage that Fidelity has over Party F and the increase in the Company’s valuation since the announcement of Fidelity’s offer.

The Board has not, as of August 31, 2012, effected a “recommendation withdrawal” with respect to the Offer as such term is defined in the Restated Merger Agreement. While Fidelity has indicated its intent to engage in negotiations with the Company regarding the terms of the Restated Merger Agreement, if negotiations with Fidelity do not result in amendments to the Restated Merger Agreement that would cause the transactions contemplated by the Restated Merger Agreement to be superior to Party F’s proposal, the Company expects, promptly upon the expiration of the five business day negotiating period, to send a notice of termination to Fidelity terminating the Restated Merger Agreement and to enter into the proposed transaction documents with Party F. In the event the Company terminates the Restated Merger Agreement, the Company would concurrently pay Fidelity a $2.16 million termination fee.

The Offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, September 5, 2012. Because Fidelity has until Friday, September 7, 2012, to negotiate with the Company regarding amendments to the Restated Merger Agreement, if Fidelity does not itself elect to extend the Offer, the Company intends to cause Fidelity to extend the Offer so that it would expire no sooner than Monday, September 10, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. Alexander’s Corporation

By:	/s/ R. Gregory Lewis
Name:	R. Gregory Lewis
Title:	Chief Financial Officer, Vice President of Finance and Secretary

Dated: August 31, 2012